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13030712

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jennings Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Suite 2700, 308 - 4th Ave. S.W.
(No. and Street)

Calgary Alberta Canada T2P 0H7
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

Suite 3100, 111 - 5th Ave. S.W. Calgary, Alberta, Canada T2P 5L3
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2013
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CN
3/12/13

OATH OR AFFIRMATION

I, Ann McIntosh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jennings Capital (USA) Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Compliance Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



March 1, 2013

Independent Auditor's Report

To the Shareholder of Jennings Capital (USA) Inc.

We have audited the accompanying financial statements of Jennings Capital (USA) Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations and retained earnings, cash flows, changes in shareholder's equity and changes in liabilities subordinated to claims of general creditors for the year then ended.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jennings Capital (USA) Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com

Jennings Capital (USA) Inc.

Statements of Financial Condition

As at December 31, 2012 and 2011

(expressed in U.S. dollars)

	2012 $	2011 $
Assets		
Current Assets		
Cash	1,256,990	2,793,941
Due from parent	-	5,995
Due from client	13,194	-
Prepaid expenses	15,745	21,684
Income taxes receivable	7,864	-
	1,293,793	2,821,620
Intangible assets (note 3)	-	-
	1,293,793	2,821,620
Liabilities		
Current Liabilities		
Accounts payable	13,421	16,803
Due to parent	11,725	-
Due to client	13,194	-
Income taxes payable	-	66,402
	38,340	83,205
Shareholder's Equity		
Capital Stock (note 4)	1,150,100	2,150,100
Retained Earnings	105,353	588,315
	1,255,453	2,738,415
	1,293,793	2,821,620

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statements of Operations and Retained Earnings

For the years ended December 31, 2012 and 2011

(expressed in U.S. dollars)

	2012 $	2011 $
Revenue		
Underwriting	-	103,950
Commissions	114,416	956,986
Other	6,301	3,077
	120,717	1,064,013
Expenses		
General and administrative (note 6)	119,269	829,995
Amortization of intangible assets	-	18,130
	119,269	848,125
Income before taxes	1,448	215,888
Income tax (recoverable) expense		
Current	(15,590)	106,774
Net earnings after tax	17,038	109,114
Dividends paid	(500,000)	-
Retained Earnings - Beginning of year	588,315	479,201
Retained Earnings - End of year	105,353	588,315

The accompanying notes are an integral part of these financial statements.

Jennings Capital (USA) Inc.

Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(expressed in U.S. dollars)

	2012 $	2011 $
Cash provided by (used in)		
Operating activities		
Net earnings for the year	17,038	109,114
Items not affecting cash		
Amortization of intangible assets	-	18,130
Change in non-cash working capital		
Due from parent	5,995	7,319
Due from client	(13,194)	197,050
Prepaid expenses	5,939	(13)
Income taxes receivable	(66,402)	-
Accounts Payable	(3,382)	(738)
Due to parent	11,725	-
Due to client	13,194	(197,050)
Income taxes payable	(7,864)	24,130
	(36,951)	157,942
Financing activities		
Issuance (redemption) of common shares	(1,000,000)	1,000,000
Dividends paid	(500,000)	-
	(1,500,000)	1,000,000
Change in cash during the year	(1,536,951)	1,157,942
Cash - Beginning of year	2,793,941	1,635,999
Cash - End of year	1,256,990	2,793,941

During the year, net cash taxes of $nil were paid (2011 - $79,132) and net cash interest of $1,439 was paid (2011 - $5,661).

Jennings Capital (USA) Inc.

Statement of Changes in Shareholder's Equity

For the years ended December 31, 2012 and 2011

(expressed in U.S. dollars)

	2012 $	2011 $
Net earnings for the year	17,038	109,114
(Redemption) issuance of common shares	(1,000,000)	1,000,000
Dividends paid	(500,000)	-
Shareholder's equity - Beginning of year	2,738,415	1,629,301
Shareholder's equity - End of year	1,255,453	2,738,415

Jennings Capital (USA) Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the years ended December 31, 2012 and 2011

(expressed in U.S. dollars)

	2012 $	2011 $
Subordinated loans - Beginning of year	-	-
Increases (decreased) during the year		
Subordinated loans	-	-
Subordinated loans - End of year	-	-

The accompanying notes are an integral part of these financial statements.

1 Organization

Jennings Capital (USA) Inc. ("JCIUSA") is a wholly-owned subsidiary of Jennings Capital Inc., a broker-dealer operating in Canada. In the United States of America, JCIUSA is registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company's principal source of revenue is derived from the sale of securities to U.S. residents.

2 Basis of presentation and significant accounting policies

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles for reporting under the provisions of rule 17a-5 of the Securities and Exchange Act of 1934.

a) Cash

Cash is held at a major financial institution.

b) Securities

Securities transactions and related revenues are recorded on a trade date basis.

c) Revenue recognition

Underwriting revenue relates to revenue earned on the sale of debt and equity securities and is recorded on closing of the transaction. Commission revenue is recorded on a trade date basis.

d) Income taxes

JCIUSA follows the asset and liability method of accounting for income tax. Under this method future income taxes are recognized using applicable enacted income tax rates attributable to differences between the financial statement carrying values and their respective income tax bases. The effect of a change in tax rates on future income tax liabilities and assets is included in income in the period of change. Future income tax assets are calculated and if realization is not considered "more likely than not", a valuation allowance is provided.

e) Intangible assets

The intangible assets are being amortized on a straight line basis over five years commencing in the month the intangible assets were acquired. JCIUSA assess the value of its intangible assets for impairment and adjusts to the lower of cost or market value as required when circumstances suggest that such an analysis is warranted.

f) Foreign exchange

The functional currency of JCIUSA is the United States dollar. Transactions denominated in a currency other than the functional currency are translated at the exchange rate in effect on

the dates of the transactions. Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the exchange rate in effect as at the reporting period and the related gains and losses are included in the results of operations for the period.

g) Management estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

h) Financial instruments

JCIUSA classifies financial instruments as one of the following categories: held for trading, available for sale, held to maturity, loans and receivables, and other financial liabilities.

The financial assets and liabilities classified as held for trading are measured at fair value with unrealized gains and losses recognized in earnings.

The financial assets and liabilities classified as loans and receivables, and other financial liabilities are measured at amortized cost. JCIUSA classifies cash, due from parent, and due from client as loans and receivables. Accounts payable and due to client are classified as other financial liabilities. The carrying value of the financial instruments classified as loans and receivables and other financial liabilities approximates their fair value due to their short term nature.

The financial assets classified as held to maturity are measured at amortized cost. JCIUSA does not currently classify any assets as held to maturity.

i) Fair Value Measurement

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset of transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities, the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value cash on the statement of financial condition. Accounts payable and related party liabilities have been recorded at their net realizable value. No valuation techniques have been applied to all other assets and liabilities in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

j) Recently adopted accounting guidance

In May 2011, the FASB amended the guidance related to fair value measurement to develop common requirements for measuring fair value and for disclosure requirements for both GAAP and IFRS. The amendments were either to clarify the Board's intent about the application of existing fair value measurement requirement or to change a particular principle or requirement for measuring fair value or disclosing information about fair value measurement. The amended guidance became effective January 2, 2012. This change did not have any impact on the Company's financial statements.

3 Intangible assets

The intangible assets relate to costs incurred to acquire the licences required to operate in the United States of America. The intangible assets are being amortized on a straight line basis over five years, which is the expected period of benefit for these expenditures.

			2012	2011
	Cost $	Accumulated amortization $	Net $	Net $
Costs for regulatory licenses	147,513	147,513	-	-

4 Capital stock

The following capital stock has been authorized:

Unlimited Class C common shares. These shares have voting rights and are eligible for dividends as determined by the Board of Directors.

	2012		2011	
	Number of shares	Amount $	Number of shares	Amount $
Class C common shares				
Outstanding - Beginning of year	106	2,150,100	104	1,150,100
(Redeemed) issued during the year for cash	(2)	(1,000,000)	2	1,000,000
Outstanding - End of year	104	1,150,100	106	2,150,100

5 Financial instruments

In the normal course of business, JCIUSA is exposed to credit risk, liquidity risk and market risk (includes fair value risk, interest rate risk and foreign exchange risk).

Credit risk

Credit risk is the risk associated with a counterparty's inability to fulfil its payment obligations. Credit risk arises from cash, due from parent, and due from client. The maximum credit risk exposure to JCIUSA is the carrying amount of these financial instruments as presented in the financial statements as at December 31, 2012.

The primary source of credit risk to JCIUSA is with regards to its cash. Cash is held only at major Canadian financial institutions to mitigate this risk.

JCIUSA is also exposed to risk that counterparties due from parent and due from client balances will not fulfil their obligations. Counterparties include Jennings Capital Inc. (parent company) and clients. To minimize its exposure, JCIUSA management monitors the collectability of receivables on a monthly basis and determines if an estimate for allowance for doubtful accounts is necessary. As of December 31, 2012, the allowance for doubtful accounts was $nil (2011 – $nil).

As of December 31, 2012, JCI's only counterparty concentration was from its parent. Management does not anticipate any loss from non-performance.

Liquidity risk

Liquidity risk is the risk that JCIUSA cannot meet a demand for cash or fund its obligations as they become due. JCIUSA's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring that adequate funds exist to support business strategies and operational growth. JCIUSA's business requires capital for operating and regulatory purposes. The current assets reflected on the balance sheet are highly liquid with the majority being held as cash.

The following table presents the contractual terms to maturity of the financial liabilities owed by JCISA as at December, 31, 2012:

Financial Liability	*Carrying amount*	*Contracted term to maturity*
Accounts payable	$13,420	Due within one year
Due to client	$13,194	Due within one year

Market Risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. JCIUSA separates market risk into three categories: fair value risk, interest rate risk and foreign exchange risk.

Fair value risk

JCIUSA's financial assets and liabilities include cash, due from parent, due from client, accounts payable, due to parent and due to client. The fair value approximates the carrying value of these items due to their current nature.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by JCISA. JCIUSA incurs interest rate risk on its cash. JCIUSA minimizes and monitors its exposure to interest rate risk through quantitative analysis of cash interest rates being received.

Due to the short term nature of cash there is no significant interest rate risk arising from fluctuations in interest rates. A 1% change in the prevailing interest rates on cash deposits would not significantly impact JCIUSA's financial statements.

Foreign exchange risk

Foreign exchange risk arises from the possibility that changes in the price of foreign currencies will result in losses. JCIUSA's primary foreign exchange risk results from Canadian cash being held. Any fluctuations in the Canadian dollar against the United States dollar will result in exchange gains or losses being included in the determination of earnings for the year.

JCI holds minimal financial instruments in foreign currencies. Thus, any fluctuations in foreign exchange rates will have an immaterial impact on earnings.

6 Related party transactions

At December 31, 2012, JCI owned 100% (2011 – 100%) of the outstanding common shares of JCIUSA. Under an agreement dated September 1, 2011 which amends an agreement dated April 24, 2006, JCI provides securities trading, clearing and settlement and other administrative services to JCIUSA and charges a management fee for these on a monthly basis. For these services, JCIUSA was charged a total of $48,147 (2011 - $757,353). These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties. The intercompany payable of $11,725 (2011 receivable - $5,995) represents the net balance of the above services and commission revenue collected by JCI on behalf of JCIUSA.

7 Net capital

At December 31, 2012, JCIUSA had net capital of $1,231,844, pursuant to SEC Rule 15c3-1. Its minimum capital requirement was $250,000, leaving excess net capital of $981,844 (see Schedule 1). During 2012 and as at December 31, 2012, JCIUSA met the capital requirements of the SEC.



March 1, 2013

Independent Auditor's Report on Supplementary Information

To the Shareholder of Jennings Capital (USA) Inc.

We have audited the financial statements of Jennings Capital (USA) Inc. as of December 31, 2012 and for the year then ended and our report thereon appears on page 2 of this document. That audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The computation on Schedule 1 of net capital pursuant to Rule 15c3-1 of the U.S. Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com

(expressed in U.S. dollars)

Schedule 1 – Computation of Net Capital Pursuant to SEC Rule 15c3-1

	2012 $	2011 $
Shareholder's Equity	1,255,453	2,738,415
Subordinated loans	-	-
	1,255,453	2,738,415
Less:		
Due from parent	-	5,995
Prepaid expenses	15,745	21,684
Income tax recoverable	7,864	-
Haircut on foreign currency positions	-	-
	23,609	27,679
Net capital pursuant to Rule 15c3-1	1,231,844	2,710,736
Minimum net capital	(250,000)	(250,000)
Excess net capital	981,844	2,460,736

The above calculation does not differ from the computation of net capital calculated under SEC Rule 15c3-1 as of December 31, 2012 filed by JCIUSA on Form X-17A-5 Part II.

Schedule 2 – Computation for Determination of Reserve Requirements pursuant to SEC Rule 15c3-3

JCIUSA operates pursuant to the (k)(2)(ii) exemption to the Reserve and Possession of Control Requirements of SEC Rule 15c3-3.



March 1, 2013

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

**To the Board of Directors and Shareholder of
Jennings Capital (USA) Inc.**

In planning and performing our audit of the financial statements of Jennings Capital (USA) Inc. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com


pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Chartered Accountants